                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                            INTERSTATE BAKERIES CORP.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                   46072H108
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

Schedule 13G
CUSIP No. 46072H108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates Investment Trust,
    Series Designated The Oakmark Fund         CIK 0000872323
    36-3764846

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    N/A                                                 (b) [ ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH --

            5.  SOLE VOTING POWER          None

            6.  SHARED VOTING POWER        1,571,900

            7.  SOLE DISPOSITIVE POWER     None

            8.  SHARED DISPOSITIVE POWER   1,571,900

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,571,900

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.27%

12. TYPE OF REPORTING PERSON*

    IV

Page 2 of 5 pages

Item 1(a)      Name of Issuer:

               INTERSTATE BAKERIES CORP.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               12 East Armour Boulevard
               Kansas City, Missouri 64111

Item 2(a)      Name of Person Filing:

               Harris Associates Investment Trust
               Series Designated The Oakmark Fund

Item 2(b)      Address of Principal Business Office:

               Two North LaSalle Street, Suite 500
               Chicago, Illinois 60602

Item 2(c)      Citizenship:

               The filing person is a Massachusetts Business trust.

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 Par Value

Item 2(e)      CUSIP Number:

               46072H108

Item 3         Type of Person:

                    (d) Investment company registered under section 8 of the Investment Company Act

Item 4         Ownership (at September 30, 1995):

                    (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                         1,571,900

                    (b)  Percent of class:

                         4.27%

                    (c)  Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote: none
                        (ii)    shared power to vote or to direct the vote:
                                1,571,900
                        (iii) sole power to dispose or to direct the disposition of: none
                        (iv) shared power to dispose or to direct the disposition of: 1,571,900

Page 3 of 5 pages

Item 5        Ownership of Five Percent or Less of a Class:

               As of September 30, 1995 Harris Associates Investment Trust ceased to be a beneficial owner of more than 5 percent of the aforementioned class of securities.

Item 6        Ownership of More than Five Percent on Behalf of Another Person:

               N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

               N/A

Item 8        Identification and Classification of Members of the Group:

               N/A

Item 9        Notice of Dissolution of Group:

               N/A

Item 10       Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Page 4 of 5 pages
                                          Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 9, 1995

                                   Harris Associates Investment Trust,
                                   Series Designated The Oakmark Fund


                                   By:/s/Victor A. Morgenstern
                                         Victor A. Morgenstern
                                         President

Page 5 of 5 Pages